

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2010

Ms. Kathy I. Sheffield
Chief Financial Officer
AAON, Inc.
2425 South Yukon
Tulsa, Oklahoma 74107

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Definitive 14A filed April 15, 2010**
> **File No. 1-18953**

Dear Ms. Sheffield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Patents, Trademarks, Licenses and Concessions, page 4

1. In future filings, state the duration or term of any patent that AAON considers material to its business operations. See Item 101(c)(1)(iv) of Regulation S-K.

Properties, page 6

2. In future filings, disclose whether AAON owns or leases the plant and office facilities that it considers material to its business. If AAON leases any plant and office

facilities that it considers material to its business, disclose the principal provisions, including duration or term, of the lease and file the lease as an exhibit. See Items 103 and 601(b)(10) of Regulation S-K.

Financial Statements

Note 1. Business, Summary of Significant Accounting Policies and Other Financial Data, page 35

General

3. Please disclose in future filings the line item(s) in which you include depreciation. If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B. Please show us supplementally what your disclosures will look like.

Revenue Recognition, page 35

4. For sales initiated by independent manufacturer representatives, you recognize revenues net of the representatives' commission. Please expand your disclosure in future filings to better explain how you determined this net presentation was appropriate. Please also disclose whether all commissions paid are recorded in net sales. If not, you should clarify how you determine which line item is appropriate. Refer to ASC 605-50-25. For each of the three years ended December 31, 2009 and the three months ended March 31, 2010, please tell us the amount of commissions which are recorded in net sales. Please show us supplementally what your disclosures will look like.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

General

5.   Please address the above comments in your interim filings as well, as applicable.

Definitive 14A filed April 15, 2010

Board and Committee Matters, page 7

6. In future filings, provide a discussion of director qualifications as required by Item 401(e) of Regulation S-K.

Executive Compensation, page 12

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 12

8. Disclosure indicates that although an outside consultant was not used in 2009, the compensation committee has used information from a consultant "for proper benchmarking" of AAON's compensation programs. In future filings, identify the benchmark and, if applicable, its components, including component companies, used for benchmarking of AAON's compensation program for its named executive officers. See Item 402(b)(2)(xiv) of Regulation S-K and Release No. 34-54302A.

Equity-Based Compensation, page 15

9. Disclosure indicates that equity awards are based on the named executive officers' performance in the prior year and expected future contribution to AAON's performance. In future filings, describe the elements of individual performance and, if applicable, any specific quantitative or qualitative company performance factor, goal, or target that are taken into account in determining the equity award of each named executive officer. See Item 402(b) of Regulation S-K and Release No. 34-54302A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief